                                                Filed pursuant to Rule 424(b)(5)
                                                Registration No. 333-20133


PROSPECTUS SUPPLEMENT
(To Prospectus dated March 14, 1997)

                                  $100,000,000

                             Star Banc Corporation
                             5 7/8% NOTES DUE 2003
                           -------------------------
                    Interest payable on May 1 and November 1

                           -------------------------

       STAR BANC CORPORATION MAY NOT REDEEM THE NOTES PRIOR TO MATURITY.

                           -------------------------

                        PRICE 100% AND ACCRUED INTEREST

                           -------------------------

                                                     UNDERWRITING
                                       PRICE TO      DISCOUNTS AND    PROCEEDS TO
                                        PUBLIC        COMMISSIONS       COMPANY
                                       --------      -------------    -----------
Per note...........................    100.000%           .500%         99.500%
Total..............................  $100,000,000      $500,000       $99,500,000

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the notes to purchasers on November 12, 1998.

                           -------------------------

MORGAN STANLEY DEAN WITTER                                 CHASE SECURITIES INC.

November 5, 1998

                               TABLE OF CONTENTS

                                      PAGE
                                      ----

PROSPECTUS SUPPLEMENT
Recent Developments.................  S-3
Disclosures Regarding
  Forward-Looking Statements........  S-3
Ratio of Earnings to Fixed
  Charges...........................  S-3
Description of the Notes............  S-4
Underwriters........................  S-6

                                      PAGE
                                      ----

PROSPECTUS
Incorporation of Certain Documents
  by Reference......................    2
Available Information...............    2
The Corporation.....................    3
Certain Regulatory Matters..........    4
Use of Proceeds.....................    9
Ratios of Earnings to Fixed Charges
  and to Combined Fixed Charges and
  Preferred Stock Dividends.........   10
Description of Debt Securities......   11
Description of Preferred Shares.....   22
Description of Depositary Shares....   27
Description of Common Stock.........   30
Description of Securities
  Warrants..........................   32
Plan of Distribution................   35
Validity of Securities..............   35
Experts.............................   35

     You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of the notes. In this prospectus supplement and the accompanying prospectus, the "Company," "we," "us" and "our" refer to Star Banc Corporation.

                              RECENT DEVELOPMENTS

     The Company and Firstar Corporation have agreed to merge their two companies pursuant to a merger agreement dated as of June 30, 1998, as amended and restated as of September 17, 1998, by and among the Company, Firstar Corporation, Firstar (WI) Corporation, a wholly-owned subsidiary of Firstar Corporation, and Firstar Merger Corporation, a wholly-owned subsidiary of Firstar (WI) Corporation. The merger was approved by the shareholders of both companies on October 27, 1998, and received the approval of the Federal Reserve Board on October 28, 1998. The parties expect to consummate the merger on or about November 20, 1998. After the consummation of the merger, it is expected that the combined company will continue its corporate existence under the name "Firstar Corporation." The combined company will assume all obligations of the Company, including the notes.

                DISCLOSURES REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus supplement and accompanying prospectus contains or incorporates statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to the safe harbor created by such sections and appear in a number of places in this prospectus supplement, the accompanying prospectus and in the documents incorporated herein and therein by reference. These statements may include, among other matters, the intent, belief or current expectations of the Company or its officers and information concerning possible or assumed future results of operations of the Company. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in such forward-looking statements. Important factors that could cause future results to differ include the effects of competition, legislative and regulatory changes, changes in the economy, and other factors discussed in this and other filings by the Company with the Securities and Exchange Commission. When used in the Company's documents or oral presentations, the words "anticipate," "estimate," "expect," "objective," "projection," "forecast," "goal" or similar words are intended to identify forward-looking statements.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the Company for each of the years in the five year period ended December 31, 1997 and for the six months ended June 30, 1998 and 1997. For purposes of computing the ratio, earnings consist of earnings before income taxes plus fixed charges (less capitalized interest). Fixed charges, excluding interest on deposits, consist of interest on short-term borrowings and long-term debt, amortization of debt expense, capitalized interest and one-third of net rental expense (which is deemed representative of the interest factor). Fixed charges, including interest on deposits, consist of the foregoing items plus interest on deposits.

                                    SIX MONTHS
                                       ENDED
                                     JUNE 30,      FISCAL YEAR ENDED DECEMBER 31,
                                    -----------   --------------------------------
                                    1998   1997   1997   1996   1995   1994   1993
                                    ----   ----   ----   ----   ----   ----   ----
Excluding interest on deposits....  4.43   5.04   4.74   5.17   3.98   4.62   6.77
Including interest on deposits....  1.82   1.84   1.84   1.75   1.61   1.79   1.77

                            DESCRIPTION OF THE NOTES

GENERAL

     The notes will be issued under a Senior Indenture dated as of March 1, 1997, as supplemented, between the Company and Chase Manhattan Trust Company, N.A., as trustee. Provisions of the Indenture are more fully described under the heading "Description of Debt Securities" in the accompanying prospectus.

     The notes will mature on November 1, 2003. Interest on the notes will accrue from November 1, 1998 and will be payable semiannually, on each May 1 and November 1, beginning May 1, 1999, to the persons in whose names the notes are registered at the close of business on April 15 or October 15 before the payment date at the annual rate of 5 7/8%.

     The Company will issue the notes only in book-entry form through the facilities of The Depository Trust Company, as depositary. The notes will be in denominations of $1,000 and integral multiples thereof. Transfers or exchanges of beneficial interests in notes in book-entry form may be effected only through a participating member of the depositary. See "Global Notes." As described in the accompanying prospectus, under certain circumstances notes may be issued in certificated form in exchange for the global notes. In the event that notes are issued in certificated form, they may be transferred or exchanged at the offices described in the immediately following paragraph.

     Payments on notes issued in book-entry form will be made to the depositary. If the notes are issued in certificated form, the Company will pay any principal and interest to the office of Chase Manhattan Trust Company, N.A., as trustee, in Pittsburgh, Pennsylvania. Notes issued in certificated form will be registrable at the office of the trustee, and the notes will be exchangeable for notes having identical terms and provisions at the same office. The Company will maintain the option, however, of paying interest on notes issued in certificated form by check mailed to the address of the person entitled to such interest as shown on the securities register.

     The notes cannot be redeemed prior to maturity and there is no sinking fund for the notes.

GLOBAL NOTES

     The notes will be issued in whole or in part in the form of one or more global notes. The global notes will be deposited with, or on behalf of the depositary, and registered in the name of a nominee of the depositary. Except under the limited circumstances described in the accompanying prospectus under the heading "Description of Debt Securities -- Permanent Global Securities", owners of beneficial interests in global notes will not be entitled to physical delivery of notes in certificated form. Global notes may not be transferred except as a whole by the depositary to a nominee of the depositary. Global notes may also be transferred by a nominee of the depositary to the depositary or another nominee of the depositary. The depositary or any nominee may transfer global notes to a successor of the depositary or a nominee of such successor.

     The depositary has advised the Company and the underwriters as follows: The depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movements of securities certificates. The depositary's participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the depositary. Access to the depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the depositary only through participants.

     The depositary has further advised the Company that the depositary's management is aware that some computer applications, systems, and the like for processing data that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems". The depositary has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as the same relate to the timely payment of distributions (including principal and interest payments) to security holders, book-entry deliveries, and settlement of trades within the depositary, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, the depositary's plan includes a testing phase, which is expected to be completed within appropriate time frames.

     However, the depositary's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom the depositary licenses software and hardware, and third party vendors on whom the depositary relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. The depositary has informed its participants and other members of the financial community that it is contacting (and will continue to contact) third party vendors from whom the depositary acquires services to: (i) impress upon them the importance of such services being Year 2000 compliant; and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, the depositary is in the process of developing such contingency plans as it deems appropriate.

     According to the depositary, the foregoing information with respect to the depositary has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof, Morgan Stanley & Co. Incorporated and Chase Securities Inc., as underwriters, have agreed to purchase, and the Company has agreed to sell to the underwriters, the respective principal amount of notes set forth below:

                                                    PRINCIPAL
                                                    AMOUNT OF
NAME                                                  NOTES
-----------------------------------------------    ------------
Morgan Stanley & Co. Incorporated..............    $ 70,000,000
Chase Securities Inc...........................      30,000,000
                                                   ------------
          Total................................    $100,000,000
                                                   ============

     The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the notes is subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all the notes if any are taken.

     The underwriters propose to offer part of the notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of .200% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of .100% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriters.

     The Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The underwriters have agreed to reimburse certain fees and expenses of the Company in connection with the offering of the notes.

     The Company does not intend to apply for listing of the notes on a national securities exchange, but has been advised by the underwriters that they presently intend to make a market in the notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any such market making may be discontinued at any time at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes.

     In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the notes for their own account. In addition, to cover over-allotments or to stabilize the price of the notes, the underwriters may bid for, and purchase, the notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the notes in the offering, if the syndicate repurchases previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     From time to time, the underwriters have acted as financial advisors to the Company and have received customary compensation for such services.